SOUTHWESTERN RESOURCES CORP.

AUDITORS’ REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President & Chief Executive Officer and the Senior Vice-President & Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(a) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

(c) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s management has concluded that the Company’s internal controls over financial as at December 31, 2007 was effective as of such date.

/s/ Timo Jauristo	/s/ Giovanni Susin
Timo Jauristo Interim President and Chief Executive Officer	Giovanni Susin, CA Vice President, Finance & Chief Financial Officer

March 17, 2008

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of

Southwestern Resources Corp.

We have audited the internal control over financial reporting of Southwestern Resources Corp. and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 17, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles and conditions and events that raise substantial doubt on the Company’s ability to continue as a going concern.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 17, 2008

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of

Southwestern Resources Corp.

We have audited the accompanying consolidated balance sheets of Southwestern Resources Corp. and subsidiaries (the “Company”) as at December 31, 2007 and 2006, and the related consolidated statements of loss and deficit, comprehensive loss and cashflows for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2007, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  With respect to the consolidated financial statements for the years ended December 31, 2006 and 2005, we conducted our audits in accordance with Canadian generally accepted auditing standards.  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Southwestern Resources Corp. and subsidiaries as at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 17, 2008

Comment by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements.  The standards of the Public Company Accounting Oversight Board (United States) also require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that raise substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders dated March 17, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles or permit a reference to such conditions and events in the auditors’ report when these matters are properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 17, 2008

SOUTHWESTERN RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS

(AN EXPLORATION STAGE COMPANY)

(Expressed in thousands of Canadian Dollars, except per share amounts)

As at December 31
	2007	2006
Assets
Current
Cash and cash equivalents (note 4)	$19,680	$57,688
Short-term investment (note 5)	-	5,784
Prepaids, advances and other receivables	394	292
	20,074	63,764
Other assets	-	75
Exploration advances and other receivables	780	160
Property, plant & equipment (note 6)	913	968
Mineral properties (note 7)	22,029	50,555
Investments (note 8a)	14,711	4,404
	$58,507	$119,926
Liabilities
Current
Accounts payable	$40	$80
Accrued charges	1,537	2,093
	1,577	2,173
Non-controlling interest (note 16)	-	10,627
Nature and Continuance of Operations and Contingencies (note 1)
Commitments (note 15)
Shareholders' Equity
Share capital (note 10b)
Authorized
Unlimited
Issued
44,923,000 shares (2006 - 45,854,000)	175,769	179,239
Contributed surplus (note 10e)	28,638	23,590
Accumulated other comprehensive income (note 10f)	958	-
Deficit	(148,435)	(95,703)
	56,930	107,126
	$58,507	$119,926
	-

APPROVED BY THE BOARD /s/ Timo Jauristo /s/ David Black Timo Jauristo David Black

See accompanying notes to consolidated financial statements

SOUTHWESTERN RESOURCES CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(AN EXPLORATION STAGE COMPANY)

(Expressed in thousands of Canadian Dollars except per share amounts)

For the years ended December 31
	Cumulative from
	Inception to
	December 31,
	2007	2007	2006	2005
Expenses
General and administrative (note 13)	67,135	9,810	9,453	8,558
General exploration	27,432	6,674	3,828	2,886
Mineral property costs written off (note 7b, c)	73,937	35,961	593	698
Foreign exchange loss	661	1,878	287	566
Amortization	942	51	51	37
Loss before undernoted items	(170,107)	(54,374)	(14,212)	(12,745)
Interest and other income	19,143	1,721	2,333	1,346
Gain on shares issued by affiliated companies (note 8b)	13,308	866	6,845	414
Gain on sale of investments (note 8a)	7,805	3,558	3,081	1,018
(Loss) gain on disposition of property, plant, and equipment	(97)	10	3	5
Write down of investments	(4,596)	-	-	-
Gain on disposition of mineral properties	640	-	-	640
Equity in operations of affiliated companies (note 8b)	(8,007)	(1,203)	68	(218)
Net loss before non-controlling interest	(141,911)	(49,422)	(1,882)	(9,540)
Non-controlling interest (note 16)	866	434	432	-
Net loss for the year	(141,045)	(48,988)	(1,450)	(9,540)
Deficit at beginning of year	-	(95,703)	(93,340)	(83,800)
Loss on re-purchase and cancellation of own shares (note 10b)	(7,390)	(3,744)	(913)	-
Deficit at end of year	$(148,435)	$(148,435)	$(95,703)	$(93,340)
Loss per share - basic and diluted		$(1.09)	$(0.03)	$(0.22)
Weighted average number of shares outstanding		45,144	46,070	43,633

SOUTHWESTERN RESOURCES CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(AN EXPLORATION STAGE COMPANY)

(Expressed in thousands of Canadian Dollars except per share amounts)

	Cumulative from
	Inception to
	December 31,
	2007	2007	2006	2005
Net loss for the period	(141,045)	$(48,988)	$(1,450)	$(9,540)
Other comprehensive loss:
Realized gain on available-for-sale investment (note 10f)	(1,605)	(1,605)	-	-
Unrealized loss on available-for-sale investments (note 10f)	(865)	(865)	-	-
Comprehensive loss for the period	(143,515)	$(51,458)	$(1,450)	$(9,540)

See accompanying notes to consolidated financial statements

SOUTHWESTERN RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASHFLOWS

(AN EXPLORATION STAGE COMPANY)

(Expressed in thousands of Canadian Dollars except per share amounts)

For the years ended December 31
	Cumulative from
	Inception to
	December 31,
	2007	2007	2006		2005
Operating Activities
Net loss for the year	$(141,045)	$(48,988)	$(1,450)		$(9,540)
Items not involving cash
Amortization	942	51	51		37
Mineral property costs written off	73,937	35,961	593		698
Gain on shares issued by affiliated companies	(13,308)	(866)	(6,845)		(414)
Gain on sale of investments	(7,830)	(3,558)	(3,081)		(1,018)
Loss (gain) on disposition of property, plant, and equipment	97	(10)	(3)		(5)
Write down of investments	4,596	-	-		-
Non-controlling interest	(866)	(434)	(432)		-
Gain on disposition of mineral properties	(640)	-	-		(640)
Equity in operations of affiliated companies	8,007	1,203	(68)		218
Stock-based compensation (note 10d)	29,230	4,917	5,288		5,435
	(46,880)	(11,724)	- (5,947)	-	(5,229)
Change in non-cash operating working capital items
(Increase) decrease in prepaids, advances and other receivables	(792)	(231)	(169)		62
Increase in accounts payable and accrued charges	640	95	166		13
Cash used in operating activities	(47,032)	(11,860)	(5,950)	-	(5,154)
Investing Activities
Disposition (acquisition) of short-term investments	-	5,784	(5,784)		-
Acquisition of investments	(11,898)	(517)	-		(1,915)
Proceeds on disposition of investments	15,538	5,209	7,239		2,970
Decrease in cash due to change in accounting for
investment in affiliated companies	(18,734)	(15,378)	-		-
Mineral property expenditures	(113,679)	(13,701)	(16,128)		(14,898)
Proceeds on disposition of mineral property	4,539	-	-		4,539
Additions to other assets	(75)	-	(75)		-
Additions to property, plant & equipment	(4,282)	(331)	(508)		(203)
Cash used in investing activities	(128,591)	(18,934)	(15,256)		(9,507)
Financing Activities
Shares issued	183,974	-	1,147		30,129
Shares purchased	(24,770)	(7,214)	(3,342)		(778)
Shares resold	8,694	-	-		-
Proceeds on shares issued by subsidiary	27,605	-	17,280		-
Note receivable	(200)	-	-		-
Cash provided by (used in) financing activities	195,303	(7,214)	15,085		29,351
Increase (decrease) in cash and cash equivalents during the year	19,680	(38,008)	(6,121)		14,690
Cash and cash equivalents beginning of year	-	57,688	63,809		49,119
Cash and cash equivalents end of year	$19,680	$19,680	$57,688		$63,809
Cash and cash equivalents consist of:
Cash		$6,381	$54,842		$60,963
Short - term Investments		13,299	2,846		2,846
		$19,680	$57,688		$63,809

Supplemental Cash Flow Information (note 14)

See accompanying notes to consolidated financial statements

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS AND CONTINGENCIES

Southwestern Resources Corp. (“Southwestern” or the “Company) is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially those with the potential to host gold, silver, and base metals, primarily in China and Peru.  Operations are conducted either directly or through agreements with third parties.  The Company has not determined whether these properties contain mineral reserves which are economically recoverable.  The recoverability of amounts capitalized as mineral properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition.

On July 19, 2007, the Company disclosed that its special committee of independent directors (the "Committee") had determined that there were deficiencies in the Company's control procedures at the Boka Project which resulted in errors in previously reported assay results.  Furthermore, the review indicated that the integrity of certain stored drill core samples had been compromised.  As a consequence, the Company withdrew all of its previously announced results for the Boka Project and has initiated a detailed review.  A new Technical Report for the Project was filed on SEDAR on November 9, 2007 and included a completed Inferred Mineral Resource estimate based on composited drillhole assay data from the reconstructed and validated assay database for the project. The Report also indicated that the exploration concessions and mining licenses that make up the Boka project were in good standing.

As at December 31, 2007, the Boka Project is recorded at a carrying value of $10.0 million.  The Company considered the carrying value of the Boka Project as at December 31, 2007 in accordance with Canadian generally accepted accounting principles and determined that an impairment had occurred, resulting in a write-down of $33.8 million to its current carrying value to reflect management’s current estimate of its fair value as at the date of these financial statements. The Company can provide no assurance that the continued assessment of and further work on the Boka Project will not result in an additional impairment charge in the future. The future prospects of the Boka Project are contingent and uncertain.

The Company and John Paterson have been named in three class-action lawsuits in British Columbia, Ontario and Quebec where the plaintiffs allege that the Company and Paterson negligently or recklessly misrepresented the quantity of gold in its drill samples taken from the Boka Project.  The Company intends to vigorously defend itself against such claims.  The consolidated financial statements as at December 31, 2007 do not include any provision for liability that may be necessary should the Company be unsuccessful in defending such claims as the amount of the potential liability is not determinable as of the date of these financial statements.

In August 2007, the Company announced that it had commenced legal action in the Supreme Court of British Columbia against John Paterson, and certain affiliated companies, for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading. The Company is seeking to recover all damages and losses caused to the Company.

The Company’s continuing operations are dependent upon its ability to either secure additional equity capital or generate cash flow from operations in the future, which is not assured.  These consolidated financial statements do not include any adjustments

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

relating to the recoverability and classification of recorded assets and liabilities that might be necessary, should the Company be unable to secure additional equity capital or generate cash from operations in the future.

2.

CHANGE IN ACCOUNTING POLICIES

Effective as of January 1, 2007 the Company has adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 – Financial Instruments – Recognition and measurement, CICA Handbook Section 3861 - Financial Instruments - Disclosure and Presentation, CICA Handbook Section 1530 – Comprehensive Income, CICA Handbook Section 3865 – Hedges, and CICA Handbook Section 3251 - Equity.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

In accordance with CICA Handbook Section 3855, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss. Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company’s share of earnings or losses and reduced by dividends and distributions received.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value.  Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued charges are classified as other liabilities, which are measured at amortized cost.  The Company has classified its investments in public companies (other than those that the Company has significant influence in) as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when the investment is sold. Previously, investments in these public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy results in a $3,428,000 increase in the carrying value of investments in public companies as at January 1, 2007, representing the cumulative unrealized gain at that time (see Note 10(f)).

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with CICA Handbook Section 1530, the Company now reports a consolidated statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated other comprehensive income for the year ended December 31, 2007 are disclosed in Note 10(f).

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Presentation

The consolidated financial statements are prepared based upon Canadian generally accepted accounting principles.  Information with respect to generally accepted accounting principles in the United States is provided in Note 17.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated.  Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated.  Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company has determined that it does not have any VIE’s which require to be consolidated.  All intercompany balances and transactions have been eliminated upon consolidation.

b)

Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates where management’s judgment is applied include asset valuations, income taxes, contingent liabilities and stock based compensation. Actual results may differ from those estimates.

c)

Financial Instruments

The Company classifies its financial instruments into one of the following categories:  held-for-trading (assets and liabilities), available-for-sale (assets), loans and receivables, held-to-maturity (assets) and other financial liabilities.  All financial instruments are measured at fair value on initial recognition.

d)

Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

e)

Short-term investments

Short-term investments include those short-term money market instruments which,   on acquisition, have a term to maturity of 90 days but less than one year.

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

f)

Mineral Properties

Mineral properties and related exploration and development costs are recorded at cost on a property-by-property basis. Costs incurred for general exploration that are not project specific or do not result in the acquisition of mineral properties are charged to operations. Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net realizable amounts as appropriate. If an impairment is determined to exist, the mineral property will be written down to its net realizable value. The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. It is reasonably possible that changes could occur in the near term that could adversely affect management’s estimates and may result in future write-downs of capitalized mineral property interest carrying values.

g)

Joint Ventures

The Company holds a significant portion of its interests in mineral properties through joint venture agreements.  Currently the Company does not conduct its operating activities through these joint venture arrangements.

h)

Property, Plant and Equipment

Property, plant and equipment is recorded at cost.  Amortization is computed using the declining-balance method based on annual rates as follows:

Office and other equipment	20%
Computer equipment	30%
Leasehold improvements	straight-line over 6 years
Vehicles	30%

i)

Asset Retirement Obligation

The Company follows the CICA’s Handbook Section 3110 “asset retirement obligations” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.  The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets.  The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made.  Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset.  The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life.  The initial fair value of the liability is accreted, by charges to operations, to its estimated normal future value.  Management has determined that it has no asset retirement obligations at this time.

j)

Future Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recorded for the temporary differences between

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

the financial reporting basis and tax basis of the Company’s assets and liabilities.  These future taxes are measured by the provisions of currently substantively enacted tax laws.  Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

k)

Foreign Currency Translation

All foreign currencies are translated into Canadian dollars using weighted average rates for the year for items included in the consolidated statements of loss and deficit, the rate in effect at the balance sheet date for monetary assets and liabilities, and historical rates for other assets included in the consolidated balance sheets.  Translation gains or losses are included in the determination of income.

l)

Stock options

The fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award’s vesting period.

m)

Loss per Share

Basic loss per share is computed by dividing net loss (the numerator) by the weighted average number of outstanding common shares for the period (the denominator).  In computing diluted loss per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the treasury stock method.  In all periods presented, fully diluted loss per share is not presented, as it is anti-dilutive.

n)

Comparative Figures

As described below, certain of the prior year’s figures have been reclassified to conform to the current year presentation.

The Company previously presented stock based compensation expense as a separate line item within the expenses section of the statement of loss, comprehensive loss and deficit.  For the year ended December 31, 2007 the Company now presents stock based compensation expense within the same financial statement line items as the cash compensation paid (Note 10d) and has reclassified the prior year figures to conform to this presentation.

o)

Recent Accounting Pronouncements

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

entity is not regarded as a going concern.  Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  Earlier adoption is encouraged.  The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will not be a material impact on the Company’s financial statement disclosure.

In December 2006, the CICA issued Section 1535, Capital Disclosures.  The main features of the new Section are as follows:

•

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

•

A requirement for an entity to disclose quantitative data about what it regards as capital; and

•

A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The adoption of this standard will have no impact on the Company’s operating results or financial position and management is currently in the process of evaluating the impact that these additional disclosure standards will have on the Company’s financial statements.

In December 2006, the CICA issued Handbook section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861 and requires entities to provide disclosures in their consolidated financial statements that enable users to evaluate the significance of financial instruments on the entity’s consolidated financial position and performance, and the nature and extent of risks arising from financial instruments and non-financial derivatives. Section 3863, Financial Instruments – Presentation carries forward unchanged the presentation requirements for financial instruments of Section 3861, Financial Instruments – Disclosures and Presentation. Sections 3862 and 3863 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2007.

4.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents of $19.7 million (2006- $57.7 million) consist of money market instruments with credit ratings which expose the Company to minimal credit risk.

5.

SHORT-TERM INVESTMENT

As at December 31, 2007, the Company had no short-term investments.  As at December 31, 2006, the Company had a short-term investment at a cost of US$4,963,322 (CDN $5,783,759), maturing on March 27, 2007, and yielding an interest rate of 5.20%.

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

6.

PROPERTY, PLANT & EQUIPMENT

As at December 31, 2007

		Accumulated	Net Book
	Cost	Amortization	Value
Office and other equipment	$1,013	$675	$338
Computer equipment	1,094	793	301
Vehicles	803	529	274

	$2,910	$1,997	$913

As at December 31, 2006

		Accumulated	Net Book
	Cost	Amortization	Value
Office and other equipment	$931	$616	$315
Computer equipment	945	714	231
Vehicles	962	540	422

	$2,838	$1,870	$968

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $198,973 (2006 - $201,979).

7.

MINERAL PROPERTIES

a)

	December 31, 2007	December 31, 2006

China
Boka	$10,000	$35,967
Yunnan Gold	-	857
Other	-	586

Total China	$10,000	37,410

Peru
Liam	$7,533	5,138
Accha-Yanque	-	3,108
Bambas West	-	738
Bambas Copper	1,224	974
Antay	708	960
Pacapausa	272	262
Other	2,292	1,965

Total Peru	12,029	13,145

Total	$22,029	$50,555

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

b)

For the year ended December 31, 2007, the significant expenditures were as follows:

	Boka	Liam	Accha-Yanque	Other	Total
Balance, beginning of year	$35,967	$5,138	$3,108	$6,342	$50,555
Property acquisition, and maintenance	276	221	1	229	727
Analytical	350	45	55	50	500
Geophysics	0	55	0	99	154
Geology	3,654	1,168	666	206	5,694
Drilling	3,154	837	981	307	5,279
Research	44	36	15	15	110
Project administration	384	33	132	196	745
Property costs written off	(33,829)			(2,132)	(35,961)
Deconsolidation of Zincore			(4,958)	(816)	(5,774)

Balance, end of year	$10,000	$7,533	$-	$4,496	$22,029

For the year ended December 31, 2006, the significant expenditures were as follows:

	Boka	Liam	Accha-Yanque	Other	Total
Balance, beginning of year	$25,596	$3,194	$1,256	$4,833	$34,879
Property acquisition, and maintenance	17	361	200	534	1,112
Analytical	346	56	94	135	631
Geophysics	21	33	--	46	100
Geology	3,718	1,341	1,152	1,524	7,735
Drilling	5,820	111	279	28	6,238
Research	26	15	46	22	109
Project administration	423	27	81	4	535
Property costs written off	--	--	--	(593)	(593)
Cost recovery	--	--	--	(191)	(191)

Balance, end of year	$35,967	$5,138	$3,108	$6,342	$50,555

       c)

The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company’s property by fulfilling terms as outlined in the agreement.  The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company’s properties over a period of time.  The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

CHINA

See note 1 for description of Boka Project.

PERU

The Liam Project is an option agreement with Newmont Peru Limited (“Newmont”). Under the terms of the Liam Regional Venture Agreement, both Newmont and Southwestern each have a 50% working interest and will each contribute 50% of the exploration funding. Newmont can earn a 70% interest in those portions of the Project that it advances to a bankable feasibility study by funding 100% of the costs to place those deposits into commercial production.

The Pacapausa Project is subject to an option agreement with Minera Oro Vega S.A.C. ("Oro Vega"), the Peruvian subsidiary of International Minerals Corporation, under which Oro Vega can earn a 70% interest in the project by meeting certain work commitments, completing a feasibility study, and financing the project into production. Oro Vega has fulfilled the requirements to exercise the first option and Oro Vega and Southwestern formed a new 50/50 company to hold the property. Oro Vega has the option to earn up to 70% interest in the project by meeting additional work commitments.

The Antay Project is 100% owned by Southwestern since the option agreement with Anglo American Exploration Peru S.A. ("Anglo") was terminated in July 2007, due to unsuccessful efforts to secure a community access agreement to the Sayta porphyry prospect, which is situated in the northern section of the Project. After the termination of the agreement with Anglo, Southwestern has been successful in its discussions with the local community and access has subsequently been granted.

MINERAL PROPERTY WRITE-OFFS

During the year ended December 31, 2007, expenditures totalling $36.0 million were written off relating to the Boka Project in China ($33.8 million) as explained in note 1, the Yunnan Gold Project in China ($860,000) and various non-core projects in Peru and China.  The costs relating to the Yunnan Gold Project were written off as a result of the joint venture partner on the project (Newmont Overseas Exploration Limited) terminating the joint venture based on the evaluation of the project area to date.

During the year ended December 31, 2006, expenditures totalling $593,000 were written off, of which $538,000 related to the Minaspata property in Peru, and the remaining amount relating to various non - core projects.

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

8.

INVESTMENTS

a)

			December 31, 2007
			Quoted
	Ownership %	Carrying Value	Market Value

Zincore Metals Inc. – significantly influenced affiliate	48.2	$9,858	$15,049
Other investments	-	4,853	4,853

		$14,711	$19,902

			December 31, 2006
			Quoted
	Ownership %	Carrying Value	Market Value

Superior Diamonds Inc. – significantly influenced affiliate	14.8	$1,919	$3,082
Other investments	-	2,485	5,913

		$4,404	$8,995

In April 2007 the Company sold 500,000 common shares of Zincore Metals Inc. (“Zincore”) for gross proceeds of $350,000 and recorded a gain of $212,000. This sale caused the Company’s interest in Zincore to be reduced from 50.4% to 49.7%.   As a result of the reduction of the Company’s interest and resulting loss of control, the assets and liabilities of Zincore were no longer consolidated in the Company’s balance sheet effective April 1, 2007.  The assets and liabilities of Zincore excluded from consolidation and the investment carrying value as at December 31, 2007 are detailed as follows:

CASH	$15,378
EXPLORATION ADVANCES AND OTHER RECEIVABLES	171
OTHER ASSETS	75
PROPERTY, PLANT AND EQUIPMENT	146
MINERAL PROPERTIES	5,774
21,544
ACCOUNTS PAYABLE AND ACCRUED CHARGES	(662)
NON-CONTROLLING INTEREST	(10,360)
INVESTMENT AS AT APRIL 1, 2007	$10,522
SALE OF SHARES	(136)
EQUITY IN LOSS (APRIL 1, 2007 TO DECEMBER 31, 2007)	(1,116)
STOCK-BASED COMPENSATION	298
GAIN ON DILUTION	290
INVESTMENT AS AT DECEMBER 31, 2007	$9,858

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

During the year ended December 31, 2007, the Company sold all of its common shares of Lake Shore Gold Corp. (“Lake Shore”) and recorded a gain of $3,346,000. As well, during the same period the Company purchased 1,361,000 common shares of Superior Diamonds Inc. (“Superior”) at a cost of $517,000.  Due to the Company and Superior no longer having a director and president in common as at July 1, 2007, the Company no longer accounts for its investment in Superior using the equity method as it has determined that it no longer has significant influence. The Company now classifies its investment in Superior as available-for-sale and records the changes in market price in comprehensive loss.

In February 2008 the Company sold 4,089,378 common shares of Superior for gross proceeds of $1,231,194. As a result of this transaction the Company’s interest in Superior was reduced to 6.5% from 12.9%.

On March 31, 2006 an agreement was reached between the Company and Superior Diamonds Inc. (“Superior”) to convert a $200,000 long-term note receivable from Superior into 444,444 common shares of Superior at a price of $0.45 per share.

During the year ended December 31, 2006, the Company sold all of its 1,017,222 common shares of Jinshan Gold Mines Inc. and recorded a gain of $1,142,000. Also during 2006 the Company sold all of its remaining shares of FNX Mining Co. (“FNX”) totalling 419,509 (2005 – 224,626) common shares and recorded a gain of $1,939,000 (2005 - $1,018,000).

b) Details of gains on shares issued by, and equity in operations of, affiliated companies for the years ended 2007, 2006, and 2005 are as follows:

	For the Year Ended December 31, 2007		For the Year Ended December 31, 2006		For the Year Ended December 31, 2005
	Gain on shares issued by affiliated companies(i)	Equity in operations of affiliated companies(ii)	Gain on shares issued by affiliated companies(i)	Equity in operations of affiliated companies(ii)	Gain on shares issued by affiliated companies(i)	Equity in operations of affiliated companies(ii)
Zincore Metals Inc.	$290	$(1,116)	$6,436	$-	$-	$-
Superior Diamonds Inc.	576	(87)	409	68	414	(191)
Aurora Platinum Corp.	-	-	-	-	-	(27)
	$866	$(1,203)	$6,845	$68	$414	$(218)

i.

Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled entity is diluted as a result of share issuances of the investee company.  The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

ii.

Equity in operations of affiliated companies represents the Company’s share of the net earnings or losses for the reporting period in a significantly influenced company.

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

9.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2007	2006	2005
Canadian statutory federal income tax rate	34%	34%	35%

Recovery of income taxes computed at statutory rates	$16,715	$527	$3,339
Effect of lower tax rates of foreign jurisdictions	(2,167)	(1,025)	(1,587)
Effect of difference between current rate and rate applied to measure future tax assets	(3,500)	-	-
Non deductible expenses	(1,385)	(1,770)	(1,894)
Non-taxable portion of capital transactions	303	1,753	108

Change in valuation allowance	(9,966)	515	34
Income tax provision	$--	$--	$--

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets are as follows:

	2007	2006
Operating loss carry forwards	$4,990	$5,854
Tax value of assets in excess of carrying value	10,935	2,439
	15,925	8,293
Less: Valuation allowance	(15,925)	(8,293)
Net future income tax liability	$--	$--

At December 31, 2007 the Company had the following loss carry-forwards available for tax purposes:

Country	Amount	Expiry
Canada	$16,298	2008 - 2027
Peru	$282	2008 - 2011
Mauritius	$478	none

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

10.

SHARE CAPITAL

a)

Authorized: Unlimited common shares without par value.

b)

 Issued and outstanding:

	For the year ended December 31, 2007
	Number of		Treasury		Number of Shares
	Shares Issued	Amount	Shares	Amount	Outstanding	Amount
	(000’s)		(000’s)		(000’s)
Beginning of year	45,895	$179,571	41	$332	45,854	$179,239
Shares purchased	-	-	931	7,214	(931)	(7,214)
Cancelled shares	(972)	(3,802)	(972)	(7,546)	-	3,744
End of year	44,923	$175,769	-	$-	44,923	$175,769

	For the year ended December 31, 2006
	Number of		Treasury		Number of Shares
	Shares Issued	Amount	Shares	Amount	Outstanding	Amount
	(000’s)		(000’s)		(000’s)
Beginning of year	46,014	$179,701	80	$778	45,934	$178,923
Options exercised	228	899	-	-	228	899
Private placement	58	556	-	-	58	556
Shares purchased	-	-	366	3,342	(366)	(3,342)
Cancelled shares	(405)	(1,585)	(405)	(3,788)	--	2,203
End of year	45,895	$179,571	41	$332	45,854	$179,239

During the year ended December 31, 2007, the Company purchased 930,600 of its own common shares for costs totalling $7,214,000 pursuant to its normal course issuer bid. During the same period, 930,600 of these common shares, as well as 41,200 common shares purchased in 2006, were cancelled and resulted in a loss of $3,744,000 being recorded as a charge to deficit.

On August 29, 2006 the Company received regulatory approval to implement a Normal Course Issuer Bid pursuant to which the Company can acquire up to two million of its own common shares. The Company purchased 366,900 of its own common shares at a cost of $3,342,000 during the year ended December 31, 2006 of which 325,700 were cancelled in 2006. The cancellation of these shares resulted in a loss of $1,735,627 of which $912,500 was recorded as a charge to deficit and the remaining $823,127 in contributed surplus.

In March 2006, the Company cancelled 80,000 common shares it had acquired pursuant to its previous normal course issuer bid in 2005. The cancellation of these shares resulted in a loss of $466,944 which was recorded in contributed surplus.

In June 2006, as part of the Antay property agreement, Anglo American Exploration BV purchased 58,414 common shares of Southwestern at $9.52 per share for gross proceeds of $556,101.

As a result of stock options exercised, there was a transfer of $309,240 from contributed surplus to share capital during the year ended December 31, 2006.

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

c)

Stock Options

Under the Company’s stock option plan there were 3,617,000 options outstanding, of which none were exercisable at December 31, 2007.  The stock options outstanding have an exercise price of $0.65 of which 25% vests after June 11, 2008, 25% after December 11, 2008, and 50% after December 11, 2009.  The options may be exercisable for a period of up to five years and the exercise price cannot be less than the closing price on the Toronto Stock Exchange on the trading day immediately preceding the grant of the option.  The Board of Directors determines the time during which any option may vest.

	2007		2006
		Weighted-		Weighted-
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
	(000’s)	Price	(000’s)	Price
Outstanding at beginning of year	4,088	$13.19	3,659	$12.46
Granted	4,863	$2.52	755	$13.54
Exercised	-	$nil	(228)	$ 2.59
Cancelled	(5,334)	$11.96	(98)	$13.49
Outstanding at end of year	3,617	$0.65	4,088	$13.19
Exercisable at end of year	-	$nil	3,893	$13.11

The following table summarizes information about stock options outstanding at December 31, 2007:

Exercise Price	Number of	Weighted-Average	Weighted-Average	Number of	Weighted-Average
	Options	Remaining Years of	Exercise	Options	Exercise
	Outstanding	Contractual Life	Price	Exercisable	Price
	(000’s)			(000’s)
$0.65	3,617	4.95	$ 0.65	-	$-

d) Stock-Based Compensation

As a result of stock options vesting and the amortization of previous grants during the year ended December 31, 2007, the Company recognized stock-based compensation expense and included this amount in contributed surplus as follows:

	2007	2006	2005
OFFICE SALARIES	$997	$1,663	$1,212
CONSULTING FEES	1,218	2,399	3,505
GENERAL EXPLORATION	2,366	793	718
ZINCORE	336	433	-
TOTAL	$4,917	$5,288	$5,435

For the year ended December 31, 2007, the stock-based compensation value was determined using the Black-Scholes option pricing model.  A weighted-average grant-date fair value of $1.07

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

(2006 – $5.82; 2005 - $4.15) for each option grant was estimated using the following weighted-average assumptions: no dividends are to be paid; volatility of 66% (2006 - 54%; 2005 – 58%); risk free interest rate of 3.9% (2006 – 4.0%; 2005 – 3.5%); and expected life of 3.5 years (2006 – 3.5 years; 2005 – 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option.  Discrepancies in these input assumptions can significantly affect the fair value estimate.

e)  Contributed Surplus

	Year Ended December 31, 2007	Year Ended December 31, 2006

Balance, beginning of year	$23,590	$20,115
Stock-based compensation	4,917	4,855
Cancelled shares	-	(1,290)
Stock options exercised	-	(309)
Stock options granted by subsidiary	169	219
Non-controlling interest portion of stock-based compensation	(336)	-
Stock-based compensation of significantly influenced affiliate	298	-
Balance, end of year	$28,638	$23,590

f) Accumulated Other Comprehensive Income

Year Ended December 31, 2007
BALANCE AT DECEMBER 31, 2006	$ --
ADJUSTMENT FOR CUMULATIVE UNREALIZED GAINS ON AVAILABLE-FOR-SALE INVESTMENTS AT TRANSITION DATE ON JANUARY 1, 2007	3,428
REALIZED GAIN ON SALE OF AVAILABLE-FOR-SALE INVESTMENT	(1,605)
UNREALIZED LOSS ON AVAILABLE-FOR-SALE INVESTMENTS	(865)
BALANCE AT DECEMBER 31, 2007	$958

11.

RELATED PARTY TRANSACTIONS

During the years ended December 31, 2007, 2006 and 2005 the Company paid remuneration to directors and to companies controlled by officers who are also directors.  The Company also received management fees, which are recorded as other income from Superior, Lake Shore and Zincore.  These are companies which are related by way of directors in common and/or by way of a management services agreement.  Details of these payments are as follows:

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

	2007	2006	2005
REMUNERATION PAID TO OFFICERS / DIRECTORS	$936	$756	$515
MANAGEMENT FEES RECEIVED	$259	$72	$117

There was also an amount of $39,752 (2006 - $5,669) due to Southwestern from the above mentioned companies at December 31, 2007.  All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

12.

SEGMENTED INFORMATION

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

Geographic Information

The Company’s only sources of revenue in 2007, 2006 and 2005 arose from interest earned on corporate cash reserves and from a note issued to Superior, and management fees.  The Company has non-current assets in the following geographic locations:

	2007	2006
Peru	$12,418	$13,719
China	10,856	37,750
Canada	15,159	4,693

	$38,433	$56,162

13.

GENERAL AND ADMINISTRATIVE

	2007	2006	2005
Consulting	$ 2,761	$ 4,275	$ 4,851
Shareholder information	566	560	347
Office	1,055	900	697
Legal and accounting	2,628	545	281
Travel	353	324	261
Salaries and benefits	2,447	2,849	2,121
Total	$9,810	$9,453	$8,558

14.

SUPPLEMENTAL CASH FLOW INFORMATION

	2007	2006	2005
Other cash items:

Taxes Paid	$ 17	$ 28	$ 31
Interest Received	$ 1,605	$ 2,189	$ 1,201

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

15.

COMMITMENTS

The Company has commitments totalling $1,035,504 over three years (2008 - $376,547; 2009 - $376,547; 2010 - $282,410) pertaining to leasehold obligations of Southwestern.  As well, the Company has employee retention bonus obligations of $670,667 in 2008. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

16.

NON-CONTROLLING INTEREST

At December 31, 2007 and 2006, the Company’s non-controlling interest in Zincore was comprised of the following:

	December 31, 2007	December 31, 2006
Balance, beginning of the year	$10,627	$--
Creation of non-controlling interest due to sale of shares by subsidiary	-	10,844
Share of stock options granted	167	215
Share of net loss of Zincore for year	(434)	(432)
Loss of controlling interest	(10,360)	-

Balance, end of the year	$-	$10,627

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differs in certain respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”).

Consolidated Balance Sheets

The significant measurement differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated balance sheets as at December 31, 2007 and 2006 are as follows:

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

	2007	2006
Total assets under Canadian GAAP	$58,507	$119,926
Decrease in mineral property costs (a)	(22,029)	(50,555)
Cumulative adjustment to equity investments (b)	(7,427)	(5,181)
Unrealized gains on available-for-sale securities (c)	1,496	3,428
Total assets under U.S. GAAP	$30,547	$67,618
Total liabilities and non-controlling interest under Canadian GAAP	$1,577	$12,800
Non-controlling interest (b)	-	(1,932)
Total liabilities and non-controlling interest under U.S. GAAP	$1,577	$10,868
Shareholders' equity under Canadian GAAP	$56,930	$107,126
Cumulative mineral property adjustment (a)	(27,803)	(50,555)
Cumulative adjustment to non-controlling interest (a)	2,866	1,932
Cumulative adjustment to equity in loss of affiliated companies (b)	(4,519)	(5,181)
Cumulative other comprehensive income (e)	1,496	3,428
Total shareholders' equity under U.S. GAAP	28,970	56,750
Total liabilities and shareholders' equity under U.S. GAAP	$30,547	$67,618

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

Consolidated Statements of Loss

The significant measurement differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of loss for the period from inception to December 31, 2007 and for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Cumulative from
	inception to	Years ended December 31,
	December 31, 2007	2007	2006	2005
Net loss under Canadian GAAP	$(141,045)	$(48,988)	$(1,450)	$(9,540)
Mineral property exploration expense (a)	(27,803)	22,752	(15,676)	(11,292)
Adjustment to equity in loss of affiliated companies (b)	(4,519)	662	(298)	(593)
Elimination of dilution gain (c)	(13,308)	(866)	(6,845)	(414)
Stock based compensation (d)	12,726	-	-	4,659
Non-controlling interest (a)	1,758	934	339	-
Net loss under U.S. GAAP	$(172,191)	$(25,506)	$(23,930)	$(17,180)
Net loss per share under U.S. GAAP		$(0.56)	$(0.52)	$(0.39)

Consolidated Statements of Comprehensive Loss

The consolidated statements of comprehensive loss presented under U.S. GAAP for the period from inception to December 31, 2007 and for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Cumulative from
	inception to	Years ended December 31,
	December 31, 2007	2007	2006	2005
Net loss under U.S. GAAP	$(172,191)	$(25,506)	$(23,930)	$(17,180)
Other comprehensive income (loss):
Net reclassification adjustment for realized gains on
available-for-sale investments	(1,605)	(1,605)	-	-
Unrealized gain (loss) during the period on
available-for-sale-investments	4,059	631	(4,194)	6,725
	2,454	(974)	(4,194)	6,725
Comprehensive loss under U.S. GAAP	$(169,737)	$(26,480)	$(28,124)	$(10,455)
Net comprehensive loss per share under US GAAP		$(0.59)	$(0.61)	$(0.24)

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

Consolidated Statements of Cash Flows

The significant measurement differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of cash flows for the period from inception to December 31, 2007 and for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Cumulative from
	inception to	Years ended December 31,
	December 31, 2007	2007	2006	2005
Operating activities
Operating activities under Canadian GAAP	(47,032)	(11,860)	(5,950)	(5,154)
Exploration (a)	(109,140)	(13,701)	(16,128)	(10,359)
Operating activities under U.S. GAAP	(156,172)	(25,561)	(22,078)	(15,513)
Investing activities
Investing activities under Canadian GAAP	(128,591)	(18,934)	(15,256)	(9,507)
Exploration (a)	109,140	13,701	16,128	10,359
Investing activities under U.S. GAAP	(19,451)	(5,233)	872	852

a)

Exploration expenditures

Under Canadian GAAP, the Company capitalizes exploration expenditures related to the search for commercially mineable body of ore. Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of mining reserves.

b)

Accounting for significantly influenced affiliates

The investments in note 8 categorized as “significantly influenced affiliates” are accounted for under the equity method for which there is no material difference under Canadian and US GAAP, except that the underlying results of operations are adjusted to conform with US GAAP prior to the calculation of the Company’s share of equity income (loss).  The significant conforming adjustment to the affiliates’ results relates to the accounting for mineral property expenditures.

c)

Accounting for sales of shares by an equity investment or subsidiary

The Company accounts for dilution gains and losses from the sale of shares by its equity investments or subsidiaries as income statement items for Canadian GAAP purposes.  Under US GAAP, dilution gains or losses that arise from a company in the exploration stage are treated as a charge to equity.

d)

Accounting for stock-based compensation

On January 1, 2006 the Company adopted Statement of Financial Standards (SFAS) No. 123R, “Share-Based Payment.” This statement requires the Company to recognize the cost of employee services received in exchange for the Company's equity instruments. Under SFAS No. 123R the Company is

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

required to record compensation expense over an award's vesting period based on the award's fair value at the date of grant. The Company has elected to adopt SFAS No. 123R on a modified prospective basis; accordingly the financial statements for the periods prior to January 1, 2006 will not include compensation cost calculated under the fair value method. The adoption of SFAS No. 123R has substantially eliminated differences between Canadian GAAP and US GAAP and therefore for the years ended December 31, 2007 and 2006 the Company was not required to record adjustments to record stock-based compensation under US GAAP.

Prior to January 1, 2006 the Company applied Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees,” and therefore recorded the intrinsic value of stock-based compensation as expense and applied the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

e)

Unrealized gains on available-for-sale-securities

Prior to January 1, 2007, the Company’s investments categorized as “other” in note 8 were carried at the lower of cost and estimated realizable value Canadian GAAP. Under U.S. GAAP these investments would be categorized as available for sale securities carried at the quoted market value with unrealized gains and losses temporarily recorded in a separate component of shareholders’ equity until the investment is sold, abandoned or impaired.

Effective January 1, 2007, this difference in accounting treatment has been eliminated due to the Company’s adoption of the new accounting standards pertaining to financial instruments , however, the adjustment related to unrealized gains on available-for-sale investments is a gain of $631,000 under U.S. GAAP compared with a loss of $865,000 for Canadian GAAP. This difference is due to the Company’s carrying value of its investment in Superior Diamonds being lower under U.S. GAAP than for Canadian GAAP and this resulted in an increase in the adjustment required to record the Company’s investment in Superior Diamonds at fair value on December 31, 2007.

f)

Impact of recent United States accounting pronouncements

(i)

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”, (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable to the Company beginning in the first quarter of 2008. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year or an interim period within that fiscal year.  Prospective application is required for the Company.   The Company is currently evaluating the impact of SFAS 157.

(ii)

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Included an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

the fair value option. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management is analyzing the requirements of this new standard and believes that its adoption will not have any significant impact on the Company's financial statements.

(iii)

In November 2007, the FASB issued SFAS No. 141 R, Business Combinations ("SFAS No. 141R"). SFAS No. 141R establishes  principles and requirements for how the acquirer of a business  recognizes  and  measures in its  financial statements the identifiable assets acquired,  the liabilities  assumed, and any  non-controlling  interest in the  acquiree.  SFAS No. 141R also provides guidance  for  recognizing  and  measuring  the  goodwill  acquired  in the business  combination and determines what information to disclose to enable users of the  financial  statements  to evaluate  the nature and  financial effects of the  business  combination.  SFAS No. 141R is effective for fiscal year beginning on or after December 15, 2008. Management is currently evaluating the requirements of SFAS No. 141R and has not yet determined the impact on its financial statements.

(iv)

In November 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements (“SFAS No. 160”), an amendment of ARB No. 51. SFAS No. 160 will change the accounting and reporting for minority interests, which will be reclassified as non-controlling interests and classified as a component of equity. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS No. 160 will be applied prospectively. Management is currently evaluating the requirements of SFAS No. 160 and has not yet determined the impact on its financial statements.

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(AN EXPLORATION STAGE COMPANY)

(All tabular amounts are in thousands of Canadian dollars)

18.

CONSOLIDATED SCHEDULE OF SHARE CAPITAL SINCE INCEPTION

						Deficit
		Common Shares				Accumulated	Total
		Without Par Value	Treasury Shares		Contributed	During the	Shareholders'
From Inception to December 31, 1998	Shares	Amount	Shares	Amount	Surplus	Exploration Stage	Equity
Issuance of common shares for cash	4,392	$541	-	$-	$-	$ -	$541
Issuance of common shares for exploration expenditures	600	75	-	-	-	-	75
Net loss	-	-	-	-	-	(296)	(296)
Balance, October 31, 1991	4,992	616	-	-	-	(296)	320
Issuance of common shares for cash	4,378	884	-	-	-	-	884
Net loss	-	-	-	-	-	(270)	(270)
Balance, October 31, 1992	9,370	1,500	-	-	-	(566)	934
Issuance of common shares for cash	3,350	815	-	-	-	-	815
Issuance of common shares for cash pursuant to public offering	1,600	740	-	-	-	-	740
Issuance of common shares for cash on the exercise of warrants	100	50	-	-	-	-	50
Net income	-	-	-	-	-	721	721
Balance, October 31, 1993	14,420	3,105	-	-	-	155	3,260
Issuance of common shares for cash pursuant to public offering	4,200	14,957	-	-	-	-	14,957
Issuance of common shares for cash on the exercise of warrants	570	1,367	-	-	-	-	1,367
Issuance of common shares for cash	1,880	3,330	-	-	-	-	3,330
Net loss for the 14 months ended December 31, 1994	-	-	-	-	-	(1,027)	(1,027)
Balance, December 31, 1994	21,070	22,759	-	-	-	(872)	21,887
Issuance of common shares for cash on the exercise of warrants	1,830	8,233	-	-	-	-	8,233
Issuance of common shares for cash	90	45	-	-	-	-	45
Net loss	-	-	-	-	-	(1,317)	(1,317)
Balance December 31, 1995	22,990	31,037	-	-	-	(2,189)	28,848
Issuance of common shares for cash pursuant to public offering	7,408	47,346	-	-	-	-	47,346
Issuance of common shares for cash on the exercise of warrants	40	330	-	-	-	-	330
Issuance of common shares for cash	114	622	-	-	-	-	622
Net loss	-	-	-	-	-	(1,315)	(1,315)
Balance, December 31, 1996	30,552	79,335	-	-	-	(3,504)	75,831
Issuance of common shares for cash	2	11	-	-	-	-	11
Own shares purchased for cash pursuant to share purchase program	-	-	(158)	(384)	-	-	(384)
Net loss	-	-	-	-	-	(3,820)	(3,820)
Balance, December 31, 1997	30,554	79,346	(158)	(384)	-	(7,324)	71,638
Issuance of common shares for cash	42	28	-	-	-	-	28
Own shares purchased for cash pursuant to share purchase program	-	-	(1,838)	(3,787)	-	-	(3,787)
Own shares resold	-	-	600	1,212	426	-	1,638
Net loss	-	-	-	-	-	(7,339)	(7,339)
Balance, December 31, 1998	30,596	79,374	(1,396)	(2,959)	-	(14,663)	62,178

SOUTHWESTERN RESOURCES CORP.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(All tabular amounts are in thousands of Canadian dollars)

							Deficit
		Common Shares				Contributed	Accumulated	Total
		Without Par Value	Treasury Shares			Comprehensive	During the	Shareholders'
From January 1, 1999 to December 31, 2007	Shares	Amount	Shares	Amount	Surplus	(Loss) income	Exploration Stage	Equity
Own shares purchased for cash pursuant to share purchase program	-	-	(1,636)	(3,896)	-	-	-	(3,896)
Own shares resold	-	-	720	1,675	(426)	-	-	1,249
Loss on sale of own shares	-	-	-	-	-	-	(61)	(61)
Net loss	-	-	-	-	-	-	(10,642)	(10,642)
Balance, December 31, 1999	30,596	79,374	(2,312)	(5,180)	-	-	(25,366)	48,828
Issuance of common shares for cash	68	147	-	-	-	-	-	147
Own shares purchased for cash pursuant to share purchase program	-	-	(1,432)	(3,275)	-	-	-	(3,275)
Net loss	-	-	-	-	-	-	(2,338)	(2,338)
Balance, December 31, 2000	30,664	79,521	(3,744)	(8,455)	-	-	(27,704)	43,362
Issuance of common shares for cash	2,254	3,000	-	-	-	-	-	3,000
Own shares purchased for cash pursuant to share purchase program	-	-	(1,030)	(1,633)	-	-	-	(1,633)
Loss on sale of own shares	-	-	3,800	8,541	-	-	-	8,541
Net loss	-	-	-	-	-	-	(15,650)	(15,650)
Balance, December 31, 2001	32,918	82,521	(974)	(1,547)	-	-	(43,354)	37,620
Issuance of common shares for cash	178	364	-	-	-	-	-	364
Own shares purchased for cash pursuant to share purchase program	-	-	(342)	(459)	-	-	-	(459)
Stock based compensation	-	-	-	-	485	-	-	485
Net loss	-	-	-	-	-	-	(13,872)	(13,872)
Balance, December 31, 2002	33,096	82,885	(1,316)	(2,006)	485	-	(57,226)	24,138
Issuance of common shares for cash	7,342	28,046	-	-	-	-	-	28,046
Shares cancelled	(1,316)	(3,296)	1,316	2,006	1,290	-	-	-
Stock based compensation	-	-	-	-	728	-	-	728
Net loss	-	-	-	-	-	-	(8,049)	(8,049)
Balance, December 31, 2003	39,122	107,635	-	-	2,503	-	(65,275)	44,863
Issuance of common shares for cash	3,664	41,841	-	-	-	-	-	41,841
Stock based compensation	-	-	-	-	12,377	-	-	12,377
Net loss	-	-	-	-	-	-	(18,525)	(18,525)
Balance, December 31, 2004	42,786	149,476	-	-	14,880	-	(83,800)	80,556
Issuance of common shares for cash (excluding exercise of stock options)	2,908	29,349	-	-	-	-	-	29,349
Own shares purchased for cash pursuant to share purchase program	-	-	(80)	(778)	-	-	-	(778)
Stock based compensation	-	-	-	-	5,435	-	-	5,435
Exercise in stock options	320	-	-	-	(200)	-	-	676
Net loss	-	-	-	-	-	-	(9,540)	(9,540)
Balance, December 31, 2005	46,014	179,701	(80)	(778)	20,115	-	(93,340)	105,698
Issuance of common shares for cash (excluding exercise of stock options)	58	556	-	-	-	-	-	556
Own shares purchased for cash pursuant to share purchase program	-	-	(366)	(3,342)	-	-	-	(3,342)
Stock based compensation	-	-	-	-	4,855	-	-	4,855
Exercise in stock options	228	899	-	-	(309)	-	-	590
Stock options granted by subsidiary	-	-	-	-	219	-	-	219
Cancelled shares	(405)	(1,585)	405	3,788	(1,290)	-	(913)	-
Net loss	-	-	-	-	-	-	(1,450)	(1,450)
Balance, December 31, 2006	45,895	179,571	(41)	(332)	23,590	-	(95,703)	107,126
Own shares purchased for cash pursuant to share purchase program	-	-	(931)	(7,214)	-	-	-	(7,214)
Stock based compensation	-	-	-	-	4,917	-	-	4,917
Stock options granted by subsidiary	-	-	-	-	169	-	-	169
Non-controlling interest portion of stock-based compensation					(336)	-	-	(336)
Stock-based compensation of significantly influenced affiliate					298			298
Cancelled shares	(972)	(3,802)	972	7,546	-	-	(3,744)	-
Net and comprehensive loss	-	-	-	-	-	958	(48,988)	(48,030)
Balance, December 31, 2007	44,923	175,769	-	-	28,638	958	(148,435)	56,930